SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “NET”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino, 1.356, 1° andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.768/00001-6.5, publicly announces, in compliance with CVM Instruction No. 358/02, that in connection with the preparation of its 20-F Form (as requested by the US regulations regarding the company’s ADRs) filed with the Securities Exchange Commission on the date hereof, it has received additional information from its controlling shareholder, Globo Comunicações e Participações S.A. (“Globopar”), that complements and clarifies the previous relevant notice of June 27, 2004, as follows:

Upon and subject to the consummation of the transactions contemplated in the purchase agreement or, alternatively, the option agreement entered into by Globopar and Teléfonos de México, S.A. de C.V. (“Telmex”) on June 27, 2004, the parties (together with the special purpose company that will hold a part of their investments in Net Serviços, the “SPC”) will enter into certain shareholders’agreements containing provisions relating to transfer of shares, rights of first refusal, governance and other matters typical of such arrangements.

For a period of two years from the date of the shareholders agreement, Globopar and Telmex, subject to their respective fiduciary duties, upon Telmex’s request, may approve future issuances of preferred shares in public offerings with pricing to be established through a bookbuilding process, and Telmex would agree to provide a standby underwriting commitment to purchase such preferred shares at a price of not less than R$0.70 (escalated by an inflation index after the first year). Proceeds from any such issuance would be applied to prepay the Company’s existing debt in accordance with the definitive restructuring agreements.

In the event that there were to be a change in Brazilian law that would allow Telmex to own a controlling interest in Net Serviços, Telmex would have the right to acquire from Globopar, and Globopar would have the right to cause Telmex to purchase from Globopar, an additional interest in the SPC representing approximately 2% of the voting capital of that entity. This would give Telmex, through the SPC, control over 51% of Net’s voting shares. The price of this additional interest would be equivalent to the price per share at which Telmex acquires Net’s shares from Globopar pursuant to the purchase agreement or, if the put option has been exercised, as described in Net’s previous announcement, the price per share under the put option.

Additionally, Globopar and Telmex have agreed to use its commercially reasonable efforts to reach an agreement on a proposal to Net Serviços concerning the terms of a networking agreement with Telmex relating to the provision of voice, data, and Internet services through, and the use of the last mile of, Net’s network facilities. Net believes that any such final networking agreement will be on arms-length terms and will require approval of the Company’s board.

The purchase agreement entered into between Telmex and Globopar contemplates that the shares to be issued in connection with the restructuring of Net’s debt obligations would be issued in the same proportion as the current outstanding shares.

São Paulo, June 30, 2004.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.